Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-239628) and related Prospectus of OneSpaWorld Holdings Limited for the registration of shares of (1) up to $200,000,000 of its Common Shares to be issued, (2) 47,308,685 Common Shares to be resold, (3) up to 9,944,630 Warrants and (4) 29,498,899 Common Shares issuable upon exercise of outstanding Warrants and to the incorporation by reference therein of our report dated March 30, 2020, with respect to the consolidated and combined financial statements of OneSpaWorld Holdings Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Miami, Florida

July 17, 2020